1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

August 23, 2022

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,549

Dear Mr. Orlic:

This letter responds to comments concerning post-effective amendment (“PEA”) number 2,549 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of the iShares J.P. Morgan Broad USD Emerging Markets Bond ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on August 1, 2022. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example and this comment response letter at least five days prior to the effectiveness date of the registration statement.

Response: As requested, the Trust has provided a completed fee table and cost example and this comment response letter at least five days before effectiveness.

Comment 2: In the Principal Investment Strategies, please consider adding the weighted average maturity of the Underlying Index as of a certain date.

BRUSSELS     CHICAGO     FRANKFURT     HOUSTON     LONDON     LOS ANGELES     MILAN

NEW YORK     PALO ALTO     PARIS     ROME     SAN FRANCISCO     WASHINGTON

August 23, 2022

Response: The Trust has added the following disclosure to the Fund’s SAI:

As of July 29, 2022, the weighted average maturity of the securities in the Underlying Index was 11.35 years.

Comment 3: In the Principal Investment Strategies, please disclose how the Index Provider defines “emerging markets.”

Response: The Trust respectfully refers the Staff to the existing disclosure regarding emerging market eligibility in the Fund’s Principal Investment Strategies:

Corporate issuers must be domiciled in Africa, Asia (excluding Japan), Eastern Europe, Middle East or Latin America. For sovereign and quasi-sovereign issuers, country eligibility is based on gross national income per capita or gross domestic product indexed to purchasing power.

Comment 4: We note that the fund has an investment strategy to track an index with significant exposure to non-U.S. companies in emerging and frontier markets. Please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy, or explain to us why such disclosure would not be appropriate:

A.

The potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;

B.	The potential significance of such errors on the fund’s performance;

C.	Limitations on the fund adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing; and

D.	The rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Response:

A.

The Trust respectfully refers the Staff to the Fund’s existing disclosure in “Risk of Investing in Emerging Markets” in the Fund’s “Summary of Principal Risks” and “A Further Discussion of Principal Risks.” “Risk of Investing in Emerging Markets” explains that “[c]ompanies in many emerging markets are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in more developed countries, and as a result, information about the securities in which the Fund invests may be less reliable or complete. Moreover, emerging markets often have less reliable securities valuations and greater risks associated with custody of securities than developed markets.”

August 23, 2022

Further, “Index-Related Risk” in the section entitled “A Further Discussion of Principal Risks” explains that “[e]rrors in respect of the quality, accuracy and completeness of the data used to compile the Underlying Index may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, particularly where the indices are less commonly used as benchmarks by funds or managers. In addition, there may be heightened risks associated with the adequacy and reliability of the information the Index Provider uses given the Fund’s exposure to emerging markets, as certain emerging markets may have less information available or less regulatory oversight.”

B.

The Trust respectfully refers the Staff to the Fund’s existing disclosure in “Index-Related Risk” in the section entitled “A Further Discussion of Principal Risks.” In addition to the disclosure noted in response to item A of this Comment 4, “Index-Related Risk” explains that errors in respect of the quality, accuracy, and completeness of the data used to compile the Underlying Index may “negatively or positively impact the Fund and its shareholders. For example, during a period where the Underlying Index contains incorrect constituents, the Fund would have market exposure to such constituents and would be underexposed to the Underlying Index’s other constituents. Shareholders should understand that any gains from Index Provider errors will be kept by the Fund and its shareholders and any losses or costs resulting from Index Provider errors will be borne by the Fund and its shareholders.”

“Index-Related Risk” also explains that “[a]part from scheduled rebalances, the Index Provider or its agents may carry out additional ad hoc rebalances to the Underlying Index due to reaching certain weighting constraints, unusual market conditions or corporate events or, for example, to correct an error in the selection of index constituents. When the Underlying Index is rebalanced and the Fund in turn rebalances its portfolio to attempt to increase the correlation between the Fund’s portfolio and the Underlying Index, any transaction costs and market exposure arising from such portfolio rebalancing will be borne directly by the Fund and its shareholders. Therefore, errors and additional ad hoc rebalances carried out by the Index Provider or its agents to the Underlying Index may increase the costs to and the tracking error risk of the Fund.”

Further, the existing disclosure in “Valuation Risk” in the sections entitled “Summary of Principal Risks” and “A Further Discussion of Principal Risks” notes that “[t]he price the Fund could receive upon the sale of a security or other asset may differ from the Fund’s valuation of the security or other asset and from the value used by the Underlying Index, particularly for securities or other assets that trade in low volume or volatile markets or that are valued using a fair value methodology as a result of trade suspensions or for other reasons.”

C.

The Trust respectfully refers the Staff to the Fund’s existing disclosure in “Index-Related Risk” in the section entitled “A Further Discussion of Principal Risks.” “Index-Related Risk” explains that “BFA’s mandate as described in this Prospectus is to manage the Fund consistently with the Underlying Index provided by the Index Provider to BFA. BFA does not provide any warranty or guarantee against the Index Provider’s or any agent’s errors.

August 23, 2022

Errors in respect of the quality, accuracy and completeness of the data used to compile the Underlying Index may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, particularly where the indices are less commonly used as benchmarks by funds or managers.”

D.

The Trust respectfully refers the Staff to the Fund’s existing disclosure in “Non-U.S. Issuers Risk” in the section entitled “A Further Discussion of Principal Risks.” “Non-U.S. Issuers Risk” explains that the Fund’s investments in the securities of non-U.S. issuers expose the Fund to different risks from securities issued by U.S. issuers, including differences in accounting, auditing, and financial reporting standards, and uncertainties of transnational litigation.

Further, the existing disclosure in “Risk of Investing in Emerging Markets” in both the Fund’s “Summary of Principal Risks” and “A Further Discussion of Principal Risks” notes that “[t]here may be significant obstacles to obtaining information necessary for investigations into or litigation against companies and shareholders may have limited legal remedies.” Additionally, “Risk of Investing in Emerging Markets” in the Prospectus discloses that “[i]nvesting in emerging market countries involves a higher risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested in certain emerging market countries.”

To address risks associated with the Fund’s exposure to non-U.S. companies in frontier markets, the Trust has added “Risk of Investing in Frontier Markets” to the Prospectus. The Trust has also clarified in the Principal Investment Strategies that some countries in the Underlying Index that are classified as emerging markets by the Index Provider may be classified as frontier markets by other index providers or treated as such by certain market participants.

Comment 5: Please provide more disclosure on the Underlying Index’s “diversification constraints” (the disclosure can be brief).

Response: The Trust has made the following revision, reflecting the 10% overall country cap in the Underlying Index, to the Fund’s Principal Investment Strategies and the section of the Fund’s SAI entitled “Construction and Maintenance of the Underlying Index” (updates in bold and underline):

The Index Provider uses market capitalization weighting subject to diversification constraints, which are designed to limit the weights of countries in the Underlying Index with greater debt outstanding by applying a 10% overall country cap and reallocating ~~reallocate~~ excess weight to countries with lower debt outstanding.

In addition, the section of the Fund’s SAI entitled “Construction and Maintenance of the Underlying Index” states that “[t]he largest constituent country based on face amount is capped at double the average country debt stock in the Underlying Index. This maximum threshold sets the scale to determine the diversified face amounts of other constituent countries.”

August 23, 2022

Comment 6: Please disclose if the Fund intends to invest more than 25% of net assets in sovereign debt of a single foreign country.

Response: The Underlying Index methodology includes a 10% overall country cap (as discussed in Comment 5 above), and the Fund does not intend to invest more than 25% of net assets in sovereign debt of a single foreign country.

Comment 7: The Principal Investment Strategies disclose that bonds are eligible for inclusion in the Underlying Index if they meet certain criteria. Please disclose if this means that the bonds must be included if they are eligible or if there is discretion to not include bonds that are eligible.

Response: If a security is eligible for the Underlying Index based on the methodology criteria (e.g., issuer type, remaining maturity), then it will be included in the Underlying Index. The Index Provider retains no discretion to exclude an eligible security.

Comment 8: Please disclose how and how often the Underlying Index will be reconstituted.

Response: The Trust respectfully refers the Staff to the existing disclosure in the Fund’s Principal Investment Strategies, which states that the Underlying Index is “rebalanced on the last U.S. business day of each month” and that all securities must have “a remaining maturity of at least one year at the time of rebalancing to stay in the Underlying Index.” In addition, the section of the Fund’s SAI entitled “Construction and Maintenance of the Underlying Index” states the following:

The Underlying Index is rebalanced on the last U.S. business day of each month. An eligible new issue is assessed for inclusion in the month-end rebalance of the same month provided its settlement date falls on or before that month-end rebalance date. A new issue whose settlement date falls after the first month-end rebalance date is added on the rebalance day of the next month. An instrument that is issued purely in reliance on Regulation S of the 1933 Act and not pursuant to Rule 144A is ineligible for inclusion until it is seasoned (i.e., until the expiration of the relevant Regulation S restricted period). If an announcement is made for a bond to be called, it is removed at the month-end prior to its call date on the basis of having less than 12 months remaining until maturity. If an announcement is not made in time for the bond to be removed at the prior month-end, it will be removed the first month-end following the announcement.

Comment 9: Please reorder the principal risks in order of importance for the top 2-3 risks rather than listing all of the risks alphabetically.

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled “Fund Overview - Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

The order of the below risk factors does not indicate the significance of any particular risk factor.

August 23, 2022

Comment 10: In the “Interest Rate Risk” risk factor, please consider including a brief example of duration.

Response: The Trust has added the following sentence to the “Interest Rate Risk” risk factor in the Prospectus (updates in bold and underline):

If interest rates rise, the value of fixed-income securities or other instruments held by the Fund would likely decrease. A measure investors commonly use to determine this price sensitivity is called duration. Fixed-income securities with longer durations tend to be more sensitive to interest rate changes, usually making their prices more volatile than those of securities with shorter durations. For example, if a bond has a duration of five years and interest rates rise, the price of the bond will likely decline by a greater percentage than if the bond has a one year duration. To the extent the Fund invests a substantial portion of its assets in fixed-income securities with longer duration, rising interest rates may cause the value of the Fund’s investments to decline significantly, which would adversely affect the value of the Fund.

Comment 11: In the second sentence under “Index Provider” on page 37 of the Prospectus, please clarify that the sub-adviser is not affiliated with J.P. Morgan.

Response: The Trust has made the following revision to the second sentence under “Index Provider” (updates in bold and underline):

J.P. Morgan is not affiliated with the Trust, BFA, BIL, State Street, the Distributor or any of their respective affiliates.

Comment 12: The Staff notes its prior comments to other funds in the iShares fund complex regarding the creation language in the Fund’s statement of additional information.

Response: The Trust notes that it is evaluating this comment and continues to discuss it with the Staff. The Trust respectfully notes its prior response to this comment in the comment response letter dated December 16, 2021, filed by the Trust on behalf of iShares MSCI China Multisector Tech ETF, a series of the Trust, which continues to be applicable.

Comment 13: Please include as an exhibit the sublicense agreement with J.P. Morgan regarding the Underlying Index if not already included.

Response: The Trust will add the relevant sublicense agreement as an exhibit to the registration statement.

****

August 23, 2022

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Adithya Attawar

Jennifer Kerslake

Michael Gung

Luis Mora

George Rafal

Toree Phuong Ho

Jakob Edson